UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
November 19, 2007
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___.)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED
By: /s/ Stuart MacKenzie
Name: Stuart MacKenzie
Title: Group Secretary & General Counsel
Date: November 19, 2007

19 November 2007
No injuries to underground miners at LGL’s Ballarat Goldfields Mine
LGL is pleased to report the safety of 27 underground miners at its Ballarat Goldfields gold mine in Ballarat, Victoria.
The miners were successfully evacuated, via a ventilation shaft, following a rockfall in an upper section of the access decline (tunnel).
The rock fall occurred at approximately 3.30am this morning at around 700 metres into the upper level decline from the entrance, blocking access into the mine. The fall was not in a mine working area and no injuries were sustained.
The Mine Rescue Procedures were immediately implemented and all miners made their way to the mine’s safety refuge chambers to await evacuation.
The North Prince Extended ventilation shaft is one of two alternative means of exiting the mine and the 27 miners were then evacuated via this ventilation shaft using a mobile crane and kibble by 8.30am this morning.
The cause of the rock fall is yet to be assessed. Work at the operation will not resume until the company can be assured of the safety of its employees.
The impact on mine development will not be known until a full assessment of the area has been completed.
For further information contact:
Joe Dowling
GM Corporate Affairs
Mobile: 0421 587 755